Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
NOVEMBER 3, 2005
LJ INTERNATIONAL TO PRESENT AT
WESTERGAARD SMALL CAP CONFERENCE
Company is One of 30 Emerging Growth Firms Presenting
Investment Story to Leading Investors at N.Y. Event
HONG KONG and LOS ANGELES, November 3, 2005 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest growing jewelry companies in the world, today announced that it will be among the 30 featured firms making presentations to investment professionals at the 28th Annual Westergaard Small-Cap Conference in New York City on November 21, 2005. To schedule a private, one-on-one meeting with LJ Intl., please contact Haris Tajyar with Investor Relations International at 818-382-9702.
The conference, to be held at the Waldorf-Astoria Hotel, is sponsored by Paulson Investment Company, Inc., a leading investment banker for emerging growth companies, and co-hosted by Dutton Associates, a leading independent equity research firm. The event features presentations to small, informal groups of investors by LJI and the other selected growth firms, along with a luncheon featuring a keynote address by economist and commentator Lawrence Kudlow.
LJI plans to detail its growth strategy and outlook based on the rapid expansion of its China retailing operation, and on the continued steady growth in its older markets such as North America. In particular, it will bring investors up-to-date on the rapid progress of ENZO, its retailing arm in China.
“It is both an honor and a great opportunity to be among the select group of growth companies featured at this year’s Westergaard Conference,” said Yu Chuan Yih, Chairman and CEO of LJI. “We will have an ideal venue for sharing our latest results, strategic thinking and financial outlook with influential professionals in the investment community. We believe these investors will come away with a renewed awareness of the global jewelry market’s ongoing growth and of

LJI’s strong first-mover position as a pioneering vertically-integrated retailer in China, arguably the fastest-growing major consumer market in the world.”
If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.
About LJ International
LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.
For more information on LJI, go to its Web Site at http://www.ljintl.com .
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.